ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

October 20, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number 300 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on August 11, 2023, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Dear Mr. Cowan

This letter provides the Trust’s responses to comments on the Amendment relating to the registration of the State Street Balanced Index Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940, as amended (the “1940 Act”) and the registration for offering of certain shares of the Fund under the 1933 Act that Mr. Mark Cowan of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on September 22, 2023. For convenience of reference, each of the comments is summarized before the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Provide a completed fee table and expense example as soon as possible prior to filing the 485(b) amendment.

Response: The fee table and expense example are attached as Appendix A.

2.

Please respond to all comments in writing and file the correspondence via EDGAR with the SEC at least five days prior to the effective date of the Registration Statement. Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere.

Response: The Fund acknowledges this comment and confirms that it will consider the staff’s comments in all aspects of the disclosure to which they apply.

3.	Please add the ticker symbol to the cover page of the registration statement.

Response: The Fund will include the ticker symbol on cover page of the registration statement filed under Rule 485(b).

Prospectus

4.

Please delete the following sentence. “The expenses shown in the table and the Example reflect the expenses of the Fund and the Fund’s proportionate share of the expenses of the Aggregate Bond Index Portfolio (the “Portfolio” or sometimes referred to in context as the “Portfolio”).”

Response: In response to this comment, the Fund will remove the referenced disclosure.

5.	Please add a footnote to the fee table stating that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response: In response to this comment, the Fund will add the requested footnote.

6.	Please confirm supplementally that the Fund’s fee waiver will be in effect for no less than one year from the effective date of the 485(b) filing.

Response: The Fund confirms that the Fund’s fee waiver will be in effect for no less than one year from the effective date of the 485(b) filing.

7.	Please revise the introduction to the Expense Example so that the reference to “periods” is singular.

Response: In response to this comment, the Fund will revise the referenced disclosure as requested.

8.	The Fund’s name includes “Index.” The Staff believes that this word suggests a type of investment and therefore the Fund should include an 80% policy per Rule 35d-1.

Response: In response to this comment the Fund will include the policy pursuant to 35d-1 below.

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings, if any) in securities comprising, in the aggregate, the indexes it seeks to track as part of its principal investment strategy, including securities that the Adviser determines have economic characteristics that are comparable to the economic characteristics of securities that comprise such indexes.

9.

The Fund’s principal investment strategy states “The Fund may purchase securities in their initial public offerings (“IPOs”).” Please clarify whether the purchase of securities in IPOs is part of the Fund’s indexing strategy. For example, please clarify whether the index may include recently public companies.

Response: In response to this comment, the Fund will remove the referenced Item 4 disclosure and revise its Item 9 disclosure as marked below.

Equity securities comprising the Equity Index may include common stocks, preferred stocks, depositary receipts, or other securities convertible into common stock. ~~The~~As part of its indexing investment approach, the Fund may purchase securities in their IPOs to track the Equity Index’s constituents.

10.	Please revise IPO Risk as necessary to comport with your response to comment number 9.

Response: In response to this comment, the Fund will move the referenced disclosure to its Item 9 disclosure.

11.

With respect to the disclosure in the Fund’s principal investment strategy that reads “SSGA FM may sell securities that are represented in the Equity Index and the U.S. Aggregate Bond Index…” please clarify whether the disclosure refers to the Fund or the Portfolio.

Response: In response to this comment, the Fund will revise the referenced disclosure as marked below.

~~SSGA FM~~The Fund/Portfolio may sell securities that are represented in the Equity Index and the U.S. Aggregate Bond Index…

12.

Please insert “also” into the second clause of the sentence in the Fund’s principal investment strategy that reads “The Fund’s investments in fixed-income securities will be achieved primarily through a passive investment approach of investing all or substantially all of its assets allocated to fixed income investments in the Aggregate Bond Index Portfolio, a mutual fund advised by SSGA FM.”

Response: In response to this comment, the Fund will revise the referenced disclosure as marked below.

The Fund’s investments in fixed-income securities will be achieved primarily through a passive investment approach of investing all or substantially all of its assets allocated to fixed income investments in the Aggregate Bond Index Portfolio, a mutual fund also advised by SSGA FM.

13.	Please delete “an” from the disclosure in the Fund’s Item 9 principal investment strategy that reads “SSGA FM may sell securities that are represented in an the Equity Index…”

Response: In response to this comment, the Fund will revise the referenced disclosure as marked below.

~~SSGA FM~~The Fund/Portfolio may sell securities that are represented in ~~an~~ the Equity Index and the U.S. Aggregate Bond Index…

14.

Please change the reference to “an index” to “its applicable index” in the disclosure in the Fund’s principal investment strategy that reads “The Fund’s/Portfolio’s return may not match the return of an Index.”

Response: In response to this comment, the Fund will revise the referenced disclosure as marked below.

The Fund’s/Portfolio’s return on its equity and fixed income allocations may not match the return of ~~an~~the Equity Index or the U.S. Aggregate Bond Index, respectively.

15.	Please delete the following sentence: “Certain risks relating to instruments and strategies used in the management of the Fund are placed first.”

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

16.	Please add any unique risks related to options on futures that should be included in futures contract risk. Please also disclose any unique risks related to investing in options on swaps.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

17.	Please define what “pooled investment vehicle” means in the Risk of Investment in Other Pools disclosure.

Response: In response to this comment, the Fund will revise the referenced disclosure as marked below.

If the Fund invests in another pooled investment vehicle (e.g., a mutual fund or exchange-traded fund), it is exposed to the risk that the other pool will not perform as expected.

18.

Risk of Investment in Other Pools states “The Fund bears its proportionate share of the fees and expenses of any pool in which it invests.” Please revise this disclosure to clarify that investors may pay higher expenses than those of other funds that don’t invest in underlying funds or pools because expenses for investment in the fund also include the fees and expenses of the underlying funds or pools in which the fund invests.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

19.	Please supplementally confirm the broad-based securities index that the Fund intends to compare its performance to.

Response: For purposes of a broad-based securities index, the Fund will compare its performance to the S&P 500 Index.

20.	In the Fund’s Item 5 disclosure, please clarify whether the named portfolio managers are primarily and jointly responsible for managing the Fund.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

21.	Comments in Item 4 disclosure also apply to Item 9 disclosure.

Response: The Fund acknowledges the comment.

22.	In the Fund’s Item 9, please state whether the 80% investment policy is fundamental or non-fundamental.

Response: In response to this comment, the Fund will add the following disclosure to the Fund’s SAI.

Non-Fundamental Investment Restrictions

Names Rule Policy

The Fund has an investment policy, described in the Fund’s prospectus, to, under normal circumstances, invest at least 80% of its assets in the particular types of investments suggested by the Fund’s name (a “Name Policy”). “Assets” for the purposes of the Name Policy are net assets plus the amount of any borrowings for investment purposes. The percentage limitation applies at the time of purchase of an investment. The Fund’s Name Policy may be changed by the Board without shareholder approval. However, to the extent required by SEC regulations, shareholders will be provided with at least sixty (60) days’ notice prior to any change in the Fund’s Name Policy.

23.	In the section titled Dow Jones U.S. Total Stock Market Index Overview, please indicate the number of index constituents.

Response: In response to this comment, the Fund will add the disclosure below.

As of September 29, 2023, the Equity Index is comprised of 4,172 constituents.

24.	In the section titled “Bloomberg U.S. Aggregate Bond Index Overview” please describe the index weighting methodology and the number of index constituents.

Response: In response to this comment, the Fund will add the disclosure below.

As of September 29, 2023, the U.S. Aggregate Bond Index is comprised of 11,185 constituents.

25.	Please supplementally confirm that each index is rebalanced/constituted semi-annually as disclosed in Additional Index Information Section.

Response: The Fund confirms that each index is rebalanced/constituted semi-annually.

26.

Certain Item 9 principal risk disclosures do not seem to appear in the corresponding Item 4 principal risk disclosures. Please add to the summary risk disclosures as applicable. For example, please add the When-Issued, TBA and Delayed Delivery Securities Risk, Small-, Mid- and Micro-Capitalization Securities Risk, Liquidity Risk, Financial Sector Risk and Technology Sector Risk disclosure as Item 4 summary risk disclosure.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time. The Fund believes the referenced Item 9 disclosure has been sufficiently and accurately summarized in Item 4.

27.	Please confirm whether the LIBOR risk disclosure is still relevant and update as needed.

Response: In response to this comment, the Fund will remove the LIBOR Risk disclosure in its prospectus.

28.	If applicable, please move Portfolio Turnover Risk to principal risk disclosure in Items 4 and 9.

Response: The Fund has made the requested change.

29.

Concerning the following disclosure: “Any such loans must be continuously secured by collateral (either cash or other obligations as may be permitted under the Portfolio’s securities lending program) maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Portfolio, marked to market each trading day,” please clarify that the parenthetical in this sentence is intended to mean securities issued or guaranteed by the U.S. Government or its agencies, and irrevocable standby letters of credit not issued by the Portfolio’s bank lending agent. Otherwise, please state the legal basis for including other obligations.

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund will participate in a securities lending program in accordance with an exemptive order issued by the SEC and believes that compliance with that order constitutes compliance with any applicable SEC and Staff guidance.

30.	Please specify the nature of the vehicle described in the disclosure that reads “Fund expects to invest cash collateral in a pooled investment vehicle” in the Item 9 Securities Lending Risk.

Response: In response to this comment the Fund will revise the referenced disclosure as marked below.

Fund expects to invest cash collateral in a pooled investment (e.g., a mutual fund or exchange-traded fund) vehicle advised by the Adviser.

31.

Concerning the following disclosure: “With respect to index funds, to the extent the collateral provided or investments made with cash collateral differ from securities included in the relevant Index, such collateral or investments may have a greater risk of loss than the securities included in the Index.” Please further explain this disclosure’s meaning or delete the disclosure.

Response: Although as a general matter the collateral received is expected to have a lower risk of loss than the securities included in an index, it is nevertheless possible that value of the collateral could decline to a greater extent that the values of some components of an index. The Fund also discloses the following risk: “In addition, the Fund will be subject to the risk that any income generated by reinvesting cash collateral is lower than any fees the Fund has agreed to pay a borrower.”

32.	In the Fund’s statutory prospectus please clarify whether the named portfolio managers are primarily and jointly responsible for managing the Fund.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

Statement of Additional Information

33.	We note that Fundamental Investment Restrictions 1-5 each state “… consistent with applicable law from time to time.” Please clarify the meaning of “applicable law” in this context.

Response: The Fund respectfully declines to make any changes in response to this comment. The Registration Statement is intended to be read by the investing public, and we believe that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

34.	Please describe the Fund’s policy with respect to concentration.

Response: In response to this comment the Fund will add the following disclosure.

The Fund will not concentrate its investments in the securities of issuers whose principal business activities are in the same industry or group of industries, except as may be necessary to approximate (in the aggregate) the compositions of its target indexes.

35.	Please indicate whether the Fund’s 80% policy is a fundamental or non-fundamental policy.

Response: Please refer to the Fund’s response to Comment 22.

36.	On the signature page to the 485(b) filing, please replace the title “treasurer” with “Principal Accounting Officer” or add as a parenthetical next to treasurer.

Response: The Fund will make this change.

Declaration of Trust

37.	Reference is made to Article III, Section 5(b)-(c) of the Declaration of Trust, Direct Claims. Please summarize the process described in (b)-(c) in the prospectus.

Response: Given that this disclosure is shared amongst the various series of the Trust, the Fund will consider revising its disclosure in response to this comment in connection with the Trust’s next annual update to its Registration Statement.

38.

Reference is made to Article III, Section 7 of the Declaration of Trust, Direct Claims. Please summarize in the prospectus and state that it does not apply to claims arising under the federal securities laws.

Response: Given that this disclosure is shared amongst the various series of the Trust, the Fund will consider revising its disclosure in response to this comment in connection with the Trust’s next annual update to its Registration Statement.

*   *   *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Appendix A

Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.05%
Distribution and/or Shareholder Service (12b-1) Fees	None
Other Expenses[1]	0.10%
Acquired Fund Fees and Expenses[2]	0.01%
Total Annual Fund Operating Expenses	0.16%

Less Fee Waivers and/or Expense Reimbursements[3]	(0.11)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.05%

[1]	Other Expenses are based on estimates for the current fiscal year.
[2]	Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
[3]

The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), is contractually obligated until April 30, 2025 (i) to waive up to the full amount of the advisory fee payable by the Fund, and/or (ii) to reimburse the Fund to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, interest, taxes, extraordinary expenses, and distribution, and sub-transfer agency fees) exceed 0.05% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2025 except with approval of the Fund’s Board of Trustees.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The calculation of costs for the one-year period takes into account the effect of any current contractual fee waivers and/or reimbursements; and the calculation of costs for the remaining period takes such fee waivers and/or reimbursements into account only for the first year of that period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$5	$40

A-1